UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number       001-36865

CUSIP Number       77467X101

(Check One):     ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For period ended:    May 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full Name of Registrant:	Rocky Mountain Chocolate Factory, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	265 Turner Drive
City, State and Zip Code:	Durango, Colorado 81303

Part II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the impact of the COVID-19 pandemic on its business, the registrant was unable to gather certain business information in a timely manner in order to file its Quarterly Report on Form 10-Q for the three months ended May 31, 2020 by the filing deadline.  The registrant will file its Quarterly Report on Form 10-K for the three months ended May 31, 2020 within the five day extension period.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Bryan J. Merryman	(970)	259-0554
(name)	(area code)	(telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has experienced business disruptions resulting from efforts to contain the rapid spread of the novel coronavirus (COVID-19), including the vast mandated self-quarantines and closures of non-essential business throughout the United States and internationally. Nearly all stores have been directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations as a result of, among other things, modified business hours and store and mall closures. As a result, franchisees and licensees are not ordering products for their stores in line with historical amounts. This trend has negatively impacted, and is expected to continue to negatively impact, among other things, factory sales, retail sales and royalty and marketing fees.

Basic earnings per share decreased from $0.12 per share for the three months ended May 31, 2019 to a net loss of $(0.61) per share for the three months ended May 31, 2020. Revenues decreased 67.9% from $8.43 million for the three months ended May 31, 2019 to $2.70 million for the three months ended May 31, 2020. Operating income decreased from $946,000 for the three months ended May 31, 2019 to an operating loss of $(4.83) million for the three months ended May 31, 2020. Net income decreased from $712,000 for the three months ended May 31, 2019 to a net loss of $(3.67) million for the three months ended May 31, 2020. The decrease in revenue, operating income and net income was due primarily to the impacts from the COVID-19 pandemic, including its impact on our operation and the operations of our franchised, licensed and Company-owned locations.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 15, 2020	By:	/s/ Bryan J. Merryman
Bryan J. Merryman
Chief Executive Officer, Chief Financial Officer, Treasurer and
Chairman of the Board of Directors

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).